UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

EMERGING VISION, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

859727109

(CUSIP Number)

Benito R. Fernandez

Horizons Investors Corp.

P.O. Box 221

Brooklyn, NY 11208-0221

(718) 235-0741

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 859727109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Horizons Investors Corp. 11-2651913
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A	☐
6.	Citizenship or Place of Organization: New York State

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 23,926,531* 8. Shared Voting Power: 0 9. Sole Dispositive Power: 23,926,531* 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,926,531*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): N/A	☐
13.	Percent of Class Represented by Amount in Row (11): 34%
14.	Type of Reporting Person (See Instructions): CO

*	This number represents shares of Common Stock held by Horizons Investors Corp. which is owned by Mr. Fernandez, and includes the right to acquire 200,000 shares of Common Stock upon the exercise of presently exercisable, outstanding options, but excludes the right to acquire 31,067,776 shares of Common Stock upon the exercise of outstanding warrants that are not exercisable until April 15, 2006.

Item 1. Security and Issuer.

The name of the issuer is Emerging Vision, Inc., a New York corporation, which has its principal executive offices at 100 Quentin Roosevelt Boulevard, Suite 508, Garden City, New York 11530. This statement relates to the Company’s common stock, $0.01 par value per share.

Item 2. Identity and Background.

This Schedule 13D is being filed by Horizons Investors Corp., a corporation organized under the laws of the State of New York. The principal business of Horizons Investors Corp. is to provide management consulting services. The address of the principal office at which Horizons Investors Corp. engages in its principal business activity is 131 Lancaster Street, Albany, NY 12210. During the last five years, neither Horizons Investors Corp. nor Benito R. Fernandez, the sole executive officer, director and shareholder of Horizons Investors Corp., has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Fernandez is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

In connection with the Company’s annual meeting of shareholders held on July 14, 2004, Horizons Investors Corp. nominated five candidates, including Benito R. Fernandez, the president of Horizons Investors Corp., for director. None of Horizons’ candidates was elected as a director at the annual meeting.

While Horizons Investors Corp. was not successful in having its candidates for director elected, it may consider, from time to time, in the future the purchase of additional shares of the Common Stock of the Company, the disposition of shares of Common Stock of the Company, the formation of a group and/or the solicitation of proxies or consents with respect to the securities of the Company.

Horizons Investors Corp. has no present plans or proposals to effect:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Company;

(v) any other material change in the Company’s business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(vi) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(ix) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	Amount of securities beneficially owned: 23,926,531* 34%

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct vote: 23,926,531*

(ii)	Shared power to vote or direct vote: 0

(iii)	Sole power to dispose of or direct disposition of shares: 23,926,531*

(iv)	Shared power to dispose of or direct disposition of shares: 0

*	This number represents shares of Common Stock held by Horizons which is owned by Mr. Fernandez, and includes the right to acquire 200,000 shares of Common Stock upon the exercise of presently exercisable, outstanding options, but excludes the right to acquire 31,067,776 shares of Common Stock upon the exercise of outstanding warrants that are not exercisable until April 15, 2006.

(c)	Transactions in securities of the Company within last 60 days: None

(d)	Third party right to receive dividends or proceeds from sale of securities: N/A

(e)	Date reporting person ceased to be the beneficial owner of more than five percent of class of securities: N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 20, 2004

HORIZONS INVESTORS CORP.

By:	/s/ Benito R. Fernandez
Name:	Benito R. Fernandez
Title:	President